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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *


                           Darling International Inc.
                           --------------------------
                                (Name of Issuer)

              Common Stock, par value at $0.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    237266101
                                    ---------
                                 (CUSIP Number)


                               September 11, 2003
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [ ] Rule 13d-1(b)
   [X] Rule 13d-1(c)
   [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE

This Amendment No. 1 amends the original Schedule 13G filed with the Commission on September 22, 2003 ("Original Filing") to correct certain typographical errors in the Item 4 - OWNERSHIP section of the filing; "3,907,607 Shares" has been corrected to be "3,902,607 Shares" in all instances.



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CUSIP No. 237266101


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     D.E. Shaw Laminar Portfolios, L.L.C.
     01-0577802
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,902,607
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,902,607
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,902,607

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 237266101


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     D.E. Shaw & Co., L.P.
     13-3695715
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,902,607
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,902,607
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,902,607

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 237266101


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     D.E. Shaw & Co., L.L.C.
     13-3799946
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,902,607
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,902,607
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,902,607

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 237266101


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David E. Shaw

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,902,607
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,902,607
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,902,607

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

Item 1.
     (a) Name of Issuer
         Darling International Inc.
     (b) Address of Issuer's Principal Executive Offices
         251 O'Connor Ridge Blvd., Suite 300
         Irving, TX 75038
Item 2.
     (a) Name of Person Filing
         D. E. Shaw Laminar Portfolios, L.L.C.
         D. E. Shaw & Co., L.P.
         D. E. Shaw & Co., L.L.C.
         David E. Shaw

     (b) Address of Principal Business Office or, if none, Residence The business address for all filers is:
         120 W. 45th Street, Tower 45, 39th Floor
         New York, NY 10036

     (c) Citizenship
         D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability corporation organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.L.C. is a limited liability corporation organized under the laws of the state of Delaware.
         David E. Shaw is a citizen of the United States of America.

     (d) Title of Class of Securities
         Common stock, par value $0.01 par value per share

     (e) CUSIP Number
         237266101

Item 4. Ownership.
(a)  Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:   3,902,607 Shares
D. E. Shaw & Co., L.P.:                  3,902,607 Shares
D. E. Shaw & Co., L.L.C.:                3,902,607 Shares
David E. Shaw:                           3,902,607 Shares

(b) Percent of class:

D. E. Shaw Laminar Portfolios, L.L.C.:   6.3%
D. E. Shaw & Co., L.P.:                  6.3%
D. E. Shaw & Co., L.L.C.:                6.3%
David E. Shaw:                           6.3%

(c) Number of shares to which the person has:

    (i)   Sole power to vote or to direct the vote:

          D. E. Shaw Laminar Portfolios, L.L.C.:   -0-
          D. E. Shaw & Co., L.P.:                  -0-
          D. E. Shaw & Co., L.L.C.:                -0-
          David E. Shaw:                           -0-

    (ii)  Shared power to vote or to direct the vote:

          D. E. Shaw Laminar Portfolios, L.L.C.:   3,902,607 Shares
          D. E. Shaw & Co., L.P.:                  3,902,607 Shares
          D. E. Shaw & Co., L.L.C.:                3,902,607 Shares
          David E. Shaw:                           3,902,607 Shares

    (iii) Sole power to dispose or to direct the disposition of:

          D. E. Shaw Laminar Portfolios, L.L.C.:    -0-
          D. E. Shaw & Co., L.P.:                   -0-
          D. E. Shaw & Co., L.L.C.:                 -0-
          David E. Shaw:                            -0-

    (iv)  Shared power to dispose or to direct the disposition of:

          D. E. Shaw Laminar Portfolios, L.L.C.:   3,902,607 Shares
          D. E. Shaw & Co., L.P.:                  3,902,607 Shares
          D. E. Shaw & Co., L.L.C.:                3,902,607 Shares
          David E. Shaw:                           3,902,607 Shares

David Shaw does not own any shares directly. By virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,902,607 shares owned by
D. E. Shaw Laminar Portfolios, L.L.C., constituting 6.3% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 3,902,607 shares.

Item 10. Certification

By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C.,
D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 5, 2001 granted by David E. Shaw in favor of Stuart Steckler, has been previously filed.

Dated: September 30, 2003


                                    D. E. Shaw Laminar Portfolios, L.L.C.

                                    By: D. E. Shaw & Co., L.L.C., as managing
                                    member

                                    By: /s/ Stuart Steckler
                                        --------------------------------
                                        Stuart Steckler
                                        Managing Director


                                    D. E. Shaw & Co., L.P.

                                    By: /s/ Stuart Steckler
                                        --------------------------------
                                        Stuart Steckler
                                        Managing Director


                                    D. E. Shaw & Co., L.L.C.

                                    By: /s/ Stuart Steckler
                                        --------------------------------
                                        Stuart Steckler
                                        Managing Director


                                       David E. Shaw

                                    By: /s/ Stuart Steckler
                                        --------------------------------
                                        Stuart Steckler
                                        Attorney-in-Fact for David E. Shaw